ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080188318-79
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 03/19/2008 8:00 AM
	Entity Number C2969-2004

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Hoodia International, Inc. to be changed to Oceanic Research & Recovery, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1
Article 1 is amended as follows:
The name of the corporation shall be "Oceanic Research & Recovery, Inc."

Article 2
Article is amended as follows:
Oceanic research & Recovery (f/k/a/ Hoodia International, Inc.) (the "Corporation") authorized common stock is increased from Three Hundred and Fifty Million (350,000,000) to Seven Hundred and Fifty Million (750,000,000) shares, having a par value of $.0001 ("Common Stock"); and Twenty Five Million shares of Preferred Stock, having a $.0001 par value ("Preferred Stock"). On or about March 17, 2008, the Corporation effected a 350:1 reverse split of its Common Stock.

(The remainder of this amendment is on Exhibit "A," attched hereto.)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 82%

4. Effective date of filing (optional): 3/18/08
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (**Required**): X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Exhibit "A"
To Amendment to Articles of Incorporation of
Hoodia International, Inc.

Article 2
Article is amended and continues as follows:

The Common and/or Preferred Stock may be issued from time to time without approval by the Corporation's shareholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Corporation's Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with or without such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions by the Corporation's Board of Directors.

Article 4
Article 4 is amended as follows:

The directors of the Corporation are as follows:

Joanne Clinger, Chairperson
1464 W. 40 S.
Lindon, UT 84042

Brett Clinger
1464 W. 40 S.
Lindon, UT 84042

William Shupe
3051 W. Maple Loop Dr., # 300
Lehi, UT 84043

Dated: March 18, 2008